Filed Pursuant to Rule 433 Registration Statement No. 333-225338 May 11, 2020

FOR IMMEDIATE RELEASE

Suncor Energy announces pricing of US$1.0 billion notes offering

Calgary, Alberta (May 11, 2020) — Suncor announced today that it has priced an offering of US$450 million in aggregate principal amount of senior unsecured notes due on May 15, 2023 (the “2023 Notes”) and US$550 million in aggregate principal amount of senior unsecured notes due on May 15, 2025 (the “2025 Notes” and, together with the “2023 Notes”, the “Notes”). The 2023 Notes will have a coupon of 2.800% and the 2025 Notes will have a coupon of 3.100%. The offering is expected to close on May 13, 2020, subject to customary closing conditions.

Suncor intends to use the net proceeds from the sale of the Notes to repay short-term indebtedness and for general corporate purposes.  Pending any such use of the net proceeds, Suncor will invest the net proceeds in bank deposits and short-term marketable securities. Suncor remains focused on maintaining the financial health and resiliency of the company. With the issuance of the Notes, Suncor maintains flexibility to allocate capital to debt reduction over the next five years.

The offering is being made pursuant to an effective shelf registration statement in the United States.  RBC Capital Markets and J.P. Morgan are acting as joint book-running managers for the offering.

A copy of the prospectus supplement and the accompanying prospectus for the offering may be obtained by contacting RBC Capital Markets by telephone at 1-866-375-6829 (toll free); or J.P. Morgan by telephone collect at 1-212-834-4533.

Under the terms of the offering, the underwriters have agreed not to offer or sell any Notes in Canada or to any resident of Canada.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities, in Canada, or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Forward-looking statements in this news release include references to the offering, which is expected to close on May 13, 2020, the financial health and resiliency of the company, the company’s ability to allocate capital to debt reduction over the next five years and the intended use of net proceeds of the offering. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the first quarter of 2020 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents Suncor has filed with the SEC for more complete information about Suncor and the offering. You may obtain these documents for free by visiting www.sec.gov, or as indicated above.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

1-833-296-4570

media@suncor.com